June 7, 2022

Re:	PGT Innovations, Inc. Form 10-K for the fiscal year ended January 1, 2022 Filed March 1, 2022 Form 8-K furnished on February 17, 2022 File No. 001-37971

Ms. Beverly Singleton, Staff Attorney

Ms. Melissa Gilmore, Staff Attorney

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Singleton and Ms. Gilmore:

PGT Innovations, Inc., a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 29, 2022, relating to the Company’s Form 10-K for the fiscal year ended January 1, 2022 (the “Annual Report”) and the Company’s Form 8-K furnished on February 17, 2022 (the “Form 8-K”).

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the fiscal year ended January 1, 2022

Index to Consolidated Financial Statements, page 44

1.	We note that Ernst & Young LLP has audited your most recent fiscal year ended January 1, 2022 and that KPMG LLP had audited the two previous years ended January 2, 2021 and December 28, 2019. Please amend the Form 10-K in its entirety to also include the auditors' report of KPMG LLP that covers the period as of January 2, 2021 and for the two years ended January 2, 2021. Additionally, provide an updated auditor consent to note the inclusion of such within your annual report. Refer to Rule 2-02 of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and confirms it will amend the Form 10-K (the “Form 10-K/A”) to include the revised auditors’ report of KPMG LLP and updated auditor consent with its filing promptly upon the conclusion of this comment process.

Report of Independent Registered Public Accounting Firm, page 45

2.	Please have your independent auditors revise their report to include the required introductory language, including the section title "Critical Audit Matters," to immediately precede the critical audit matter discussed in the auditor's report. Refer to paragraph 15 of PCAOB AS 3101.

Response

The Company respectfully acknowledges the Staff’s comment and confirms it will include with its Form 10-K/A a revised auditor’s report from Ernst & Young LLP that includes the required introductory language and section title “Critical Audit Matters” under paragraph 15 of PCAOB AS 3101.

Note 5. Acquisitions, page 61

3.	Refer to the purchase price allocation tables for the acquisitions of Anlin Windows & Doors, NewSouth Window Solutions, and Eco Window Systems. Please revise the purchase price allocations to clearly show the recognition and calculation of goodwill measured as the excess of the assets acquired over the liabilities assumed as described in ASC 805-30-30-1 and as illustrated in ASC 805-10-55-41. We note your current presentation includes goodwill within the total assets acquired.

Response

The Company respectfully acknowledges the Staff’s comment, and, in future filings beginning with the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ended July 2, 2022, intends to reposition goodwill from assets acquired and present it as being the residual of the difference between the fair values of the net assets acquired and the total amount of consideration transferred in these acquisitions as described in ASC 805-30-30-1 and as illustrated in ASC 805-10-55-41. We respectfully observe that there would be no change in any individual asset or liability, or the total amount of fair value of consideration transferred as currently presented in any of the allocation tables in the Annual Report. Therefore, a reasonable investor would have the same information available to them and, we believe, would be unlikely to be influenced by this change in presentation.

The proposed presentation, using the Eco Acquisition as an example, is below.

	FORMER	PROPOSED
	Preliminary Allocation	Preliminary Allocation
Accounts receivable	$4,790	$4,790
Inventories	7,044	7,044
Contract assets, net	4,189	4,189
Prepaid expenses and other assets	947	947
Property and equipment	23,818	23,818
Operating lease right-of-use asset	26,815	26,815
Intangible assets	74,300	74,300
Goodwill	25,584
Total assets acquired	167,487	141,903
Accounts payable	(6,925)	(6,925)
Accrued and other liabilities, including customer deposits	(4,819)	(4,819)
Operating lease liability	(26,815)	(26,815)
Total liabilities assumed	(38,559)	(38,559)
Net assets acquired	128,928	103,344
Redeemable non-controlling interest	(28,464)	(28,464)
Fair value of consideration transferred (FORMER) / Net assets acquired, less redeemable non-controlling interest (PROPOSED)	$100,464	74,880
Goodwill		25,584
Fair value of consideration transferred		$100,464

Consideration:
Cash	$94,356	$94,356
PGTI common stock	6,108	6,108
Fair value of consideration transferred	$100,464	$100,464

Form 8-K furnished on February 17, 2022

Exhibit 99.1

Financial Highlights for Fourth Quarter and Fiscal Year 2021

4.	We note your financial highlights for fourth quarter and fiscal year 2021 including fiscal year adjusted EBITDA. When you present non-GAAP measures, please include your comparable GAAP results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings and earnings releases, whenever it presents non-GAAP measures, it will present the corresponding GAAP measure with equal or greater prominence.

Exhibit 99.2

Reconciliation of GAAP to Non-GAAP Measures

5.	We note your reconciliation including run-rate adjusted EBITDA for the TTM period ended January 1, 2022 and net debt leverage ratio at January 1, 2022 base on a run-rate adjusted EBITDA. By definition non-GAAP measures are numerical measures of historical or future financial performance, financial position, or cash flow that exclude amounts included in, or include amounts excluded from, the most directly comparable GAAP measure. As optimization run-rate savings are projections and not historical results they do not comply with the definition or related requirements. Additionally, based on the related footnote descriptions, these measures appear more akin to pro forma like amounts but are not calculated in accordance with Article 11 of Regulation S-X. We also remind you that adjustments such as estimated cost savings and synergies do not comply with Article 11. Please revise accordingly or advise.

Response

The Company acknowledges the Staff’s comment and agrees that Run-Rate Adjusted EBITDA is not a measurement of its historical financial performance under GAAP and should not be considered as an alternative to net income determined in accordance with GAAP nor any other performance measures derived in accordance with GAAP. However, the Company also respectfully advises the Staff that it believes that such measure and related ratio are useful to investors and creditors to monitor and evaluate its borrowing capacity and compliance with certain of its debt covenants. For this reason, the Company will refer to such measure and ratio in any future disclosures as Covenant Adjusted EBITDA and the related ratio and also include disclosure noting that the Covenant Adjusted EBITDA and the related ratio should not be considered as an alternative to net income determined in accordance with GAAP nor any other performance measures derived in accordance with GAAP. It will further include disclosure that the measures are included for the purpose of enabling investors to understand the calculation of, and compliance with, the financial maintenance covenant in the Company’s credit documents.

* * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at JKunz@pgtindustries.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ John Kunz
John Kunz

cc:	Shane Tintle
Davis Polk & Wardwell LLP

VIA EDGAR